SCYNEXIS, Inc.

1 Evertrust Plaza, 13th Floor

Jersey City, New Jersey 07302-6548

January 6, 2021

Via Email and Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Jeffrey Gabor

RE:	SCYNEXIS, Inc. Registration Statement on Form S-3 File No. 333-251851

Ladies and Gentlemen:

SCYNEXIS, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on January 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, Brett White at (650) 843-5191.

Very truly yours,

SCYNEXIS, Inc.

By: /s/ Eric Francois
Name: Eric Francois
Title:   Chief Financial Officer

cc:	Scott Sukenick, General Counsel, SCYNEXIS, Inc.

Matthew B. Hemington, Cooley LLP

Brett D. White, Cooley LLP